UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For January 2018

Commission File No. 001-36848
Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, into the Form F-3 Registration Statement File No. 333-211065, into the Form F-1 Registration Statement File No. 333-219047, and into the Form F-1 Registration Statement File No. 333-222195.

Other Information

On January 19, 2018, Check-Cap Ltd. issued a press release announcing that it has received a letter from Nasdaq (the "Letter"), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of $1.00 per share.

The Letter has no immediate effect on the Company's Nasdaq listing or the trading of its ordinary shares.  According to the Letter, the Company has 180 calendar days, or until July 17, 2018, to regain compliance with the minimum bid price requirement.  The Company can regain compliance, if at any time during this 180 day period, the closing bid price of its ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and this matter will be closed.  If the Company cannot demonstrate compliance by the end of the grace period, the Nasdaq's staff will notify the Company that its ordinary shares is subject to delisting. The Company may then be eligible for an additional 180 day grace period if it meets the Nasdaq Capital Market's initial listing standards with the exception of the minimum bid price requirement.

During the grace period, as may be extended, the Company's ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol "CHEK".

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ William Densel
Name: William Densel
Title: Chief Executive Officer

Dated: January 19, 2018